SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

INDUSTRIAL ENTERPRISES OF AMERICA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

456132208
(CUSIP Number)

January 15, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Black Nickel Vision Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	5	SOLE VOTING POWER

		2,500,000
Number of	6	SHARED VOTING POWER
Shares
Beneficially		None.
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		2,500,000
	8	SHARED DISPOSITIVE POWER

		None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%
12	TYPE OF REPORTING PERSON:

OO

Page 3 of 5 Pages
Item 1(a).	Name of Issuer.
Industrial Enterprises of America, Inc., a Nevada corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
711 Third Avenue, Suite 1505 New York, New York 10017
Item 2(a).	Names of Person Filing.
Black Nickel Vision Fund, LLC

Item 2(b).	Address of Principal Business Office, or if none, Residence.
300 Colonial Center Parkway Suite 260 Roswell, GA 30076
Item 2(c).	Citizenship.
Delaware
Item 2(d).	Title of Class of Securities.
Common Stock
Item 2(e).	CUSIP Number.
456132208
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. For the purpose of this Statement:

(a)	Amount beneficially owned by the Reporting Person: 2,500,000 shares of Common Stock of the Issuer.
(b)	Percent of Class: 8.8% of the Issuer’s issued and outstanding Common Stock.
(c)	Number of shares as to which the Reporting Person has:

Page 4 of 5 Pages

(i)	Sole power to direct the vote: 2,500,000 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,500,000 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2008
Black Nickel Vision Fund, LLC By: /s/ Paul T. Mannion Name: Paul T. Mannion Title: General Partner